BELLA TRADING COMPANY, INC.

                                945 E. 10th Ave.
                              Broomfield, CO. 80020
                                 (303) 920-3508


                                February 9, 2006

Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Bella Trading Company, Inc.
            Form SB-2
            SEC File No. 333-121034


     Bella Trading Company, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to February 13, 2006, 10:00 a.m. Eastern time, or as soon as practicable thereafter.

      The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                Very Truly Yours,


                                     /s/ Sara Preston
                                     -------------------------------------------
                                     Sara Preston, President and Chief Financial
                                     Officer